AB Funds

1345 Avenue of the Americas

New York, NY 10105

February 10, 2021

VIA EDGAR CORRESPONDENCE

Division of Investment Management

Disclosure Review and Accounting Office

U.S. Securities and Exchange Commission

Brookfield Place

200 Vesey Street – Suite 400

New York, NY 10281-1022

Attention: Mindy Rotter

Re: In the matter of the SEC Filings set forth in Appendix B hereto

Dear Ms. Rotter:

Attached as Appendix A are responses to the comments made during your phone conversation with Phyllis Clarke and other representatives of AllianceBernstein L.P. (the “Adviser”) on January 13, 2021.

If you have any questions regarding our responses, please do not hesitate to call me at 914.259.7740.

Sincerely,

/s/ Joseph Mantineo

Joseph Mantineo

Treasurer and Chief Financial

Officer of each Fund

cc:	Michael Reyes, Senior Analyst of the Funds
Mark R. Manley, AllianceBernstein L.P.
Emilie Wrapp, AllianceBernstein L.P.
Eric Freed, AllianceBernstein L.P.
Vince Noto, AllianceBernstein L.P
Steve Woetzel, AllianceBernstein L.P.
Phyllis Clarke, AllianceBernstein L.P.

Appendix A

 Comment #1:

All funds in complex

Please review and update EDGAR for those funds that merged or liquidated and changed their status from active to inactive.

Response #1:

The Adviser has changed the EDGAR status of certain funds that have merged or liquidated from active to inactive.

Comment #2:

Funds #: 1-4

Please confirm in correspondence that there are no open payables to directors at year-end.  If yes, these should be disclosed separately in accordance with Regulation S-X 6-04.

Response #2:

The Adviser confirms there are no open payables to directors at year-end.

Comment #3:

Funds #: 1,2

Please confirm that there are no components of accrued expenses and other liabilities that should be separately classified on the statement of assets and liabilities.

Response #3:

The Adviser confirms there are no components of accrued expenses and other liabilities that should be separately classified on the statement of assets and liabilities.

Comment #4:

Funds #: 1,2

Miscellaneous expenses appear to exceed 5% of total expenses.  Please confirm that any category of other expenses has been separately identified in accordance with Regulation S-X 6-07.

Response #4:

The Adviser confirms that all categories of other expenses that exceed 5% of total expenses have been separately identified on the statement of operations.

Comment #5:

Fund #: 3

Note A in the notes to the financial statements describes the AllianceBernstein Global High Income Fund as a diversified fund.  In the disclosures and risks section of the annual report, the fund lists diversification risk as one of its risks and notes, "the fund may have more risk because it is non-diversified."  Furthermore, the fund's website notes that “the fund is a globally diversified portfolio that takes full advantage of our best research ideas by pursuing high income opportunities across all fixed income sectors.”  Please describe in correspondence whether the fund is diversified or non-diversified, and explain the discrepancies noted.  In addition, if the fund is a non-diversified fund, it appears to be operating as diversified fund.  If the fund has been operating as a diversified fund for more than 3 years, please confirm that the fund will receive shareholder approval prior to changing its status back to non-diversified.

Response #5:

AllianceBernstein Global High Income Fund was previously non-diversified, but became a diversified fund by virtue of operating as such for more than three years. Accordingly, the Adviser confirms that the Fund will receive shareholder approval prior to operating as a non-diversified fund. In addition, future shareholder reports will be revised to delete references to the Fund being non-diversified.

Comment #6:

Fund #: 3

The expenses noted on the website for the AllianceBernstein Global High Income Fund indicate they are as of 3/31/18.  Please explain in correspondence why the Fund’s website has not been updated to reflect the current expenses of the Fund.

Response #6:

The Adviser has enhanced its compliance oversight of the websites of its closed-end funds (including the Global High Income Fund) to ensure that up-to-date expense information is posted and accurately labelled. The Adviser also notes that the Fund’s annual and semi-annual reports, which were sent to shareholders and posted to the website, included up-to-date expense information.

Comment #7:

Fund #: 3

The portfolio statistics on the website of the AllianceBernstein Global High Income Fund are noted as of 10/31/20.  The portfolio turnover included in these statistics is as of 3/31/18.  Please explain the discrepancy in correspondence and confirm that the portfolio turnover rate for the fund as of 3/31/20 is 32%.

Response #7:

The Adviser has enhanced its compliance oversight of the websites of its closed-end funds (including the Global High Income Fund) to ensure that up-to-date portfolio turnover information is posted and accurately labelled. The Adviser confirms that the Fund’s annual portfolio turnover rate as of March 31, 2020 was 32%. The Adviser also notes that the Fund’s annual and semi-annual reports, which were sent to shareholders and posted to the website, included up-to-date portfolio turnover information.

Comment #8:

Fund #: 3

Please explain in correspondence what the interest expense noted on the statement of operations and highlighted in the footnotes to the financial highlights represents for the AllianceBernstein Global High Income Fund.

Response #8

The interest expense as disclosed on the statement of operations and in the footnotes to the financial highlights pertains to overdraft expenses and interest expenses associated with reverse repurchase agreements.

Comment #9:

Fund #: 4

The expenses net of waivers/reimbursements are equal to the expenses before waivers/reimbursements for the class C shares of the AB Sustainable International Thematic Fund.  Please explain in correspondence why these amounts are the same and not consistent with the current prospectus disclosure.

Response #9:

The amounts presented for expenses net of waivers/reimbursements and expenses before such waivers/reimbursements are the same as a result of rounding. Net expenses were 2.0887%, while gross expenses were 2.0948%, both rounding to 2.09%. The ratio in the prospectus (before waivers/reimbursements) includes the impact of acquired funds fees and expenses (“AFFE”), consistent with Instruction 3(f)(i) to Item 3 of Form N-1A.  If the 0.01% of AFFE is subtracted to bring the ratio onto a GAAP basis, the prospectus and the annual report are consistent.

Appendix B

	File #	Registrant Name	Series ID	Series Name	FYE Reviewed
1	811-02383	AB BOND FUND, INC.	S000045256	AB FlexFee High Yield Portfolio	12/31/2019
2	811-02383	AB BOND FUND, INC.	S000035798	AB FlexFee International Bond Portfolio	12/31/2019
3	811-07732	AllianceBernstein Global High Income Fund, Inc.	CEF0000449	AllianceBernstein Global High Income Fund, Inc.	3/31/2020
4	811-08426	AB Sustainable International Thematic Fund, Inc.	S000010094	AB Sustainable International Thematic Fund, Inc.	6/30/2020
5	811-00204	AB Discovery Growth Fund, Inc.	S000010117	AB Discovery Growth Fund, Inc.	7/31/2020
6	811-06730	AB Large Cap Growth Fund, Inc.	S000010251	AB Large Cap Growth Fund, Inc.	7/31/2020
7	811-05088	AB PORTFOLIOS	S000010509	AB Growth Fund	7/31/2020